May 10, 2007

H. Roger Schwall

Mellissa Campbell Duru

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Mail Stop 7010

Washington, D.C. 20549-7010

Re: Continental Resources, Inc.—Registration Statement on Form S-1 (File No. 333-132257)

Dear Ms. Duru:

On the date hereof, Continental Resources, Inc. (the “Company”) filed Amendment No. 8 (“Amendment No. 8”) to its Registration Statement on Form S-1 (File No. 333-132257) (the “Registration Statement”). Amendment No. 8 incorporates the changes discussed with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) since filing Amendment No. 7 to the Registration Statement, including specific additional information at the request of Ms. Jill Davis.

In accordance with the request made in the letter from the Staff dated May 3, 2007 (the “May 3 Letter”), letters sent to the Staff on April 30 (two letters), May 4, and May 9, 2007, have been submitted in electronic format on Edgar as Correspondence, as required by Rule 101(a)(1)(iii) or Regulation S-T.

The Company acknowledges that, as indicated in the May 3 Letter, the Staff is currently in the process of reviewing the Registration Statement. As such, the Company will wait for notification that the review process is complete before submitting its Notice of Acceleration. However, as previously discussed, the Company intends to go effective on May 14, 2007 and respectfully requests that the Staff notify the persons listed in the following paragraph of the status of review at its earliest convenience.

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 8 to the undersigned at (580) 548-5110 or to David P. Oelman at (713) 758-3708.

Very truly yours,

/s/ John D. Hart

John D. Hart

Vice President, Chief Financial Officer and Treasurer